Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Net loss attributable to common shareholders	(202,907)	(148,305)	(135,819)	(102,505)	(252,298)
Add: fixed charges	146,027	15,421	45,147	18,942	12,504

Earnings as defined	(56,880)	(132,884)	(90,672)	(83,563)	(239,794)

Fixed charges:
Interest expensed and capitalized	145,332	14,827	44,582	17,559	10,988
Estimated interest component of rent	695	594	565	1,383	1,516

Total fixed charges	146,027	15,421	45,147	18,942	12,504

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss attributable to common shareholders for the period.